UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2004

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: July 21, 2004	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
Toll-Free: 1-800-661-8851

For immediate release

METHANEX CONTINUES TO DELIVER STRONG FINANCIAL RESULTS AND CASH GENERATION

July 21, 2004

Methanex Corporation recorded net income of US$52.4 million (US$0.43 per share) and generated EBITDA1 of US$94.4 million for the second quarter ended June 30, 2004. The second quarter 2004 results compare to net income of US$46.8 million (US$0.39 per share) and EBITDA of US$93.4 million for the first quarter 2004.

Bruce Aitken, President and CEO of Methanex commented, “Methanol industry supply / demand fundamentals are very tight, underpinned by high global energy prices. This has resulted in upward momentum in methanol pricing and a very favourable business environment for Methanex. Our average realized price for the second quarter 2004 was US$222 per tonne compared with US$220 per tonne for the previous quarter. Currently, in all global markets for methanol, Methanex reference prices are strong, ranging from US$272 — 280 per tonne (US$0.82 — 0.84 per gallon) before discounts. Looking ahead, we are optimistic that current favourable methanol market conditions will continue as we expect that the impact of planned new capacity additions during 2004 is likely to be largely offset by further shut-downs of high cost North American production and increased demand.”

Mr. Aitken continued, “In Trinidad, the 1.7 million tonne per year Atlas methanol facility — a joint venture between Methanex (63%) and BP (37%) — has been in the commissioning phase over the past couple of months and we expect the first shipment from this facility during the third quarter 2004. By early 2005, we expect to complete our 840,000 tonne per year Chile IV project. Like Atlas, Chile IV will allow us to take another significant step in improving the quality of our earnings and enhancing our ability to generate cash from our business.”

Mr. Aitken concluded, “In keeping with our balanced approach in using cash, we announced in a separate release today that our Board of Directors have approved a 33 percent increase in our regular quarterly dividend to shareholders, from US$0.06 per share to US$0.08 per share, beginning with the dividend payable on September 30, 2004. This increase in the dividend follows our recently announced share buyback program, which is in progress and, at the current pace, will be completed before the end of 2004. Both initiatives further emphasize our track record for, and commitment to, returning excess cash to our shareholders. We continue to enjoy excellent financial strength and flexibility, with US$202 million of cash on hand at the end of the second quarter 2004 and a US$250 million credit facility, which remains undrawn. We have the financial capacity to complete our capital maintenance spending program, the current normal course issuer bid, the construction of Chile IV and to pursue new opportunities to enhance our strategic position in methanol.”

A conference call is scheduled for Thursday, July 22 at 11:00 am EDT (8:00 am PDT) to review these second quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The security passcode for the call is 75577. A playback version of the conference call will be available for seven days at (877) 653-0545. The reservation number for the playback version is 190524. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.

Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

- end -

[1]	EBITDA is a non-GAAP measure. For a description and reconciliation to the most comparable GAAP measure refer to “Additional Information — Supplemental Non-GAAP Measure” included in the attached Interim Report.

For further information, contact: Chris Cook Director, Investor Relations Tel: 604.661.2600
Information in this news release and the attached management’s discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol and carrying out major capital expenditure projects. Please also refer to page 43 of our 2003 Annual Report for more information on forward-looking statements.

At July 20, 2004, the Company had 122,269,842 common shares issued and outstanding and stock options exercisable for 2,609,475 additional common shares.	Share Information
Methanex Corporation’s common
shares are listed for trading on the
Toronto Stock Exchange under the
symbol MX and on the Nasdaq
National Market under the symbol
MEOH.

Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825	Investor Information
All financial reports, news releases
and corporate information can be
accessed on our web site at
www.methanex.com.

Contact Information
Methanex Investor Relations
1800 – 200 Burrard Street
Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com

Methanex Toll-Free:
1-800-661-8851

Management’s Discussion and Analysis

Except where otherwise noted, all currency amounts are stated in United States dollars.

This second quarter 2004 Management’s Discussion and Analysis should be read in conjunction with the 2003 annual consolidated financial statements and the Management’s Discussion and Analysis included in the Methanex 2003 Annual Report. The Methanex 2003 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com.

	Three Months Ended[1]			Six Months Ended[1]
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions, except where noted)	2004	2004	2003	2004	2003
Sales volumes (thousands of tonnes)
Company produced	1,233	1,227	1,211	2,460	2,405
Purchased	600	535	332	1,135	643
Commission sales	—	—	55	—	254

	1,833	1,762	1,598	3,595	3,302
Average realized methanol price ($ per tonne)[2]	222	220	240	221	232
Net income	52.4	46.8	48.4	99.2	122.4
Operating income	77.8	73.3	77.8	151.1	178.5
Cash flows from operating activities[3]	81.8	80.6	86.7	162.5	198.1
EBITDA[4]	94.4	93.4	99.3	187.7	223.1
Basic net income per common share ($ per share)	0.43	0.39	0.38	0.81	0.97
Diluted net income per common share ($ per share)	0.42	0.38	0.37	0.80	0.94
Number of common shares outstanding, end of period (millions of shares)	122.9	122.1	119.1	122.9	119.1
Weighted average number of common shares outstanding (millions of shares)	122.9	121.2	127.1	122.5	126.5

[1]	The 2003 financial results have been restated to reflect the retroactive adoption on January 1, 2004 of the new recommendations of the Canadian Institute of Chartered Accountants (CICA) related to asset retirement obligations and stock-based compensation. Refer to note 1 of the consolidated financial statements for the six months ended June 30, 2004.

[2]	Average realized price presented in the above table is calculated net of inland shipping and handling costs billed to customers. For financial statement presentation, these amounts are included in cost of sales. Refer to note 1 of the consolidated financial statements for the six months ended June 30, 2004.

[3]	Before changes in non-cash working capital and the utilization of prepaid natural gas.

[4]	EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, the utilization of prepaid natural gas and cash flows related to interest, income taxes and unusual items. For a reconciliation of cash flows from operating activities to EBITDA, refer to “Additional Information — Supplemental Non-GAAP Measure”.

METHANEX CORPORATION 2004 SECOND QUARTER REPORT 1

Strong Financial Results

For the second quarter of 2004 we recorded EBITDA of $94.4 million and net income of $52.4 million ($0.43 per share). This compares with EBITDA of $93.4 million and net income of $46.8 million ($0.39 per share) for the first quarter of 2004 and EBITDA of $99.3 million and net income of $48.4 million ($0.38 per share) for the second quarter of 2003. For the six-month period ended June 30, 2004 we recorded EBITDA of $187.7 million and net income of $99.2 million ($0.81 per share) compared with EBITDA of $223.1 million and net income of $122.4 million ($0.97 per share) during the same period in 2003.

EBITDA

The change in EBITDA resulted from:

	Q2-2004	Q2-2004	YTD 2004
	compared with	compared with	compared with
($ millions)	Q1-2004	Q2-2003	YTD 2003
Higher (lower) realized price of produced methanol	2	(23)	(28)
Lower (higher) total cash cost	(2)	9	(20)
Higher sales volume of produced methanol	1	2	5
Higher margin on the sale of purchased methanol	—	7	8

Increase (decrease) in EBITDA	1	(5)	(35)

Higher (lower) realized price of produced methanol — Methanol prices are characterized by volatility and are affected by the methanol supply/demand balance, which is influenced by global industry capacity, industry operating rates and the strength of demand. Methanol prices are also influenced by the cost structure of high cost methanol production that is determined primarily by energy prices.

Tight supply conditions, strong demand and high global energy prices, including North American natural gas, resulted in the continuation of the favourable methanol price environment through the second quarter of 2004. Our average realized price for the second quarter of 2004 was $222 per tonne, slightly higher than our average realized price of $220 per tonne for the first quarter of 2004. The average realized price for the first half of 2004 was $221 per tonne compared with $232 per tonne for the first half of 2003. The impact on EBITDA of changes in the average realized price for produced methanol is included in the above table.

Lower (higher) total cash cost — Natural gas is the most significant component of our production costs. We purchase natural gas for our production facilities in Chile and Trinidad through favourably priced take-or-pay supply contracts. Natural gas costs in both Chile and Trinidad are adjusted by formulas related to methanol prices and this enables these facilities to be very competitive at all points throughout the methanol price cycle. In Chile, the natural gas cost adjustment is primarily related to the trailing twelve month weighted average methanol price, and in Trinidad, natural gas costs are adjusted by a formula related to quarterly methanol prices. We purchase natural gas for our Kitimat facility on a short-term basis and the purchase price is set in a competitive market that can fluctuate widely. Natural gas in New Zealand is purchased through take-or-pay and other purchase contracts reflecting the current market price for natural gas.

Total cash costs for the second quarter of 2004 were higher than the first quarter of 2004 and this decreased EBITDA by $2 million. During the second quarter of 2004 we had unplanned maintenance shutdowns at our facilities in Chile and Trinidad and experienced temporary natural gas curtailments in Chile (refer to Operating Performance). As a result, we sold a lower proportion of production from these facilities and our total cash costs increased compared with the first quarter by approximately $6 million. This increase in costs reflects the higher proportion of New Zealand and Kitimat production in sales and was partially offset by lower maintenance costs and lower general and administrative expenditures during the second quarter of 2004 compared with the first quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 SECOND QUARTER REPORT 2

Our total cash costs for the second quarter of 2004 were lower than in the second quarter of 2003 and this increased EBITDA by $9 million. Lower costs during the second quarter of 2004 resulting from lower natural gas costs for our Trinidad production facility and lower supply chain costs were partially offset by higher natural gas costs in New Zealand. Natural gas costs in New Zealand were $5 million higher during the second quarter of 2004 compared with the second quarter of 2003 reflecting current natural gas prices.

For the six months ended June 30, 2004, our total cash costs were higher primarily due to higher natural gas costs in Chile and New Zealand and this decreased EBITDA by $20 million compared with the same period in 2003. Natural gas costs in Chile were $12 million higher due to the trailing twelve month average price being higher for 2004 compared with 2003. Natural gas costs in New Zealand increased by $13 million for the first half of 2004 compared with the same period in 2003.

Higher sales volume of produced methanol — Our total sales volume of produced methanol was higher for the second quarter of 2004 compared with both the first quarter of 2004 and the second quarter of 2003 and this increased EBITDA by $1 million and $2 million, respectively. For the six-month period ended June 30, 2004 compared with the same period in 2003, EBITDA increased by $5 million because of higher sales volumes of produced methanol.

Higher margin on the sale of purchased methanol — We purchase additional methanol produced by others on the spot market or through offtake agreements in order to meet customer needs and support our marketing efforts. As a consequence, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. The cost for purchased methanol also includes allocated storage and handling costs of approximately $6 per tonne. For the second quarter of 2004 we incurred a loss of $3 million on the sale of 0.6 million tonnes of purchased methanol compared with a loss of $3 million on the sale of 0.5 million tonnes for the first quarter of 2004 and a loss of $10 million in the second quarter of 2003 on the sale of 0.3 million tonnes. For the six-month period ended June 30, 2004, we incurred a loss of $6 million on the sale of 1.1 million tonnes of purchased methanol compared with $14 million on the sale of 0.6 million tonnes for the same period in 2003.

Depreciation and Amortization

Depreciation and amortization expense for the second quarter of 2004 was $17 million compared with $22 million for the second quarter of 2003. Depreciation expense was $37 million for the six months ended June 30, 2004 compared with $45 million for the same period in 2003. The overall decrease in depreciation expense in 2004 compared with 2003 relates to the lower carrying value of property, plant and equipment due to the write-down of our Medicine Hat and New Zealand production facilities at December 31, 2003.

Interest Expense

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
Interest expense ($ millions)	2004	2003	2004	2003
Interest expense before deduction of capitalized interest	$12	$14	$27	$25
Less: capitalized interest	(7)	(4)	(14)	(8)

Interest expense	$5	$10	$13	$17

The decrease in interest expense before deduction of capitalized interest for the second quarter of 2004 compared with the second quarter of 2003 primarily relates to lower levels of long-term debt resulting from the repayment of the limited recourse long-term debt of Titan Methanol Company on March 31, 2004. For the six-months ended June 30, 2004, the increase in interest expense before deduction of capitalized interest primarily relates to an increase in the long-term debt of the Atlas joint venture. Capitalized interest for the three months ended June 30, 2004 includes $4 million related to the construction of the Atlas methanol facility and $3 million related to the construction of Chile IV.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 SECOND QUARTER REPORT 3

Interest and Other Income

Interest and other income for the second quarter of 2004 was a loss of $0.4 million compared with income of $4 million for the second quarter of 2003. For the six-month period ended June 30, 2004, interest and other income was $4 million compared with $8 million for the same period in 2003. The decrease in interest and other income for both comparative figures relates primarily to foreign exchange gains recorded during 2003 reflecting the weakening of the United States dollar against most currencies.

Income Taxes

The effective tax rate for the second quarter of 2004 was 28% compared with 33% for the first quarter of 2004 and the second quarter of 2003. Substantially all of our consolidated income tax expense relates to our operations in Chile, where we record taxes at a rate of 35%. Our Titan facility in Trinidad currently has a tax holiday until mid-2005 and our New Zealand and Kitimat operations have previously unrecognized tax loss carryforward balances. The lower effective tax rate for the second quarter of 2004 is primarily related to the lower proportion of sales volume and consolidated income earned from our operations in Chile due to lower production.

Operating Performance

During the second quarter of 2004, we produced approximately 1.2 million tonnes of methanol at our global production facilities compared with 1.3 million tonnes in the first quarter of 2004.

During the second quarter of 2004, supplies of natural gas to our Chilean facilities from natural gas suppliers in Argentina were curtailed and this resulted in approximately 40,000 tonnes of lost production. We also had an unplanned outage in Chile that resulted in a further loss of approximately 35,000 tonnes.

Approximately 57% of the natural gas requirements for our Chilean facilities is sourced from Argentina under long-term natural gas contracts. Argentina has been experiencing an energy crisis brought about primarily as a result of price regulation of domestic natural gas and a dramatic devaluation of the Argentinean peso against the United States dollar. Natural gas prices have been held at extremely low levels which has led to increased demand and lower amounts of natural gas supplying the domestic market. As a consequence, the government of Argentina reduced exports of natural gas to Chile and other surrounding countries. Our operations had been largely isolated from this issue due to the location of our plants in the southernmost region of Chile. Since late May, however, we have suffered curtailments of natural gas averaging approximately 900 tonnes per day of methanol production. We believe the situation is improving. Domestic natural gas prices are being increased and additional investment in infrastructure is being made by gas suppliers within Argentina that should increase the supply of natural gas for domestic consumption. Our expectation is that we will continue to suffer curtailments but that the curtailments will be relatively small and not long-term. We will, however, continue to closely monitor this issue over the coming months, as there can be no assurance as to its ultimate outcome.

The second quarter of 2004 production from our New Zealand facilities was 229,000 tonnes compared with 289,000 tonnes in the first quarter of 2004. During the second quarter, we reached agreements to acquire up to 40 petajoules of natural gas to supply our New Zealand facilities. With these new agreements we have sufficient natural gas to produce approximately 1 million tonnes of methanol from our New Zealand facilities in 2004. We also have the flexibility to produce up to 500,000 tonnes of methanol in 2005 if economic conditions warrant.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 SECOND QUARTER REPORT 4

Supply/Demand Fundamentals

Global economic growth and strong demand for methanol was experienced throughout the second quarter of 2004. Tight methanol market conditions remain and are continuing into the third quarter. Planned and unplanned outages reduced supply and the supply/demand combination resulted in low global inventory levels, tight market conditions and higher methanol prices in the second quarter of 2004.

The 1.7 million tonne Atlas methanol plant has been in the commissioning phase since early June. Subsequent to initial start-up, the plant has been shut down for repairs. We expect the first shipment from this facility during the third quarter. We have a 63.1% interest in the Atlas plant and will market the remaining 36.9% of its production through an offtake agreement.

Under separate production rights agreements we are able to determine the level of production from Lyondell’s Channelview facility during 2004 and Terra Industries’ Beaumont facility until the end of 2008. These facilities have a combined annual production of approximately 1.5 million tonnes. These arrangements provide our supply chain with valuable flexibility as we bring Atlas to market. We expect that we will curtail this higher cost production once Atlas is operating reliably and our inventories are replenished.

Tight industry supply/demand fundamentals and the favourable methanol pricing environment have continued into the third quarter of 2004. The Methanex non-discounted reference prices have increased for July 2004 and are $279 per tonne ($0.84 per gallon) in the United States and $272 per tonne in Asia. In Europe, the July 2004 contract transaction price increased by €30 from April 2004 to €230 per tonne before discounts (US$275 per tonne at the time of settlement). Currently, spot prices in the United States are approximately $300-315 per tonne ($0.90-0.95 per gallon) and spot prices in Europe (FOB Rotterdam) are approximately €245 per tonne. Prices in Asia are currently between $260 and $265 per tonne.

Methanex Non Discounted Regional Posted Contract Prices*

	Jul	Apr
	2004	2004
United States	$279	$249
Europe	€230	€200
Asia	$272	$250

*	US$ per tonne except where noted.

Liquidity and Capital Resources

Cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas in the second quarter of 2004 were $82 million compared with $87 million for the same period in 2003. For the six-month period ended June 30, 2004, cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas were $162 million compared with $198 million for the same period in 2003.

On March 31, 2004, the Company repaid all of the limited recourse long-term debt related to the Titan methanol facility. The total payment, including transaction costs, was $183 million.

Our proportionate share of capital expenditures during the second quarter of 2004 for the Atlas methanol project was $19 million. Our share of the amount drawn on the Atlas joint venture debt facilities during the second quarter was $11 million and these facilities are now fully drawn. Our remaining cash equity contribution to complete the construction of Atlas and fund a debt reserve is approximately $20 million.

We are currently expanding our operations in Chile with the construction of Chile IV, an 840,000 tonne per year methanol facility, which is expected to be completed in early 2005. Capital expenditures for Chile IV during the second quarter were $36 million, including capitalized interest of $3 million. At June 30, 2004, our estimated remaining expenditures to complete the construction of Chile IV were $86 million, including capitalized interest of $13 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 SECOND QUARTER REPORT 5

On May 13, 2004, we announced a normal course issuer bid under which we may repurchase up to 6.1 million of our common shares. During the second quarter, we repurchased for cancellation 1.4 million shares at an average price of US$12.56 per share, or $18 million.

During the second quarter of 2004, we paid a quarterly dividend of US$0.06 per share, or approximately $7 million. On July 21, 2004, our Board of Directors approved a 33% percent increase in our regular quarterly dividend to shareholders, from US$0.06 per share to US$0.08 per share, beginning with the dividend payable on September 30, 2004. This increase in the dividend follows our recently announced share buyback program, which is in progress and, at the current pace, will be completed before the end of 2004. Both initiatives further emphasize our track record for, and commitment to, returning excess cash to our shareholders.

We have excellent financial capacity and flexibility. Our cash balance at June 30, 2004 was $202 million and we have an undrawn $250 million credit facility. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is estimated to total approximately $75 million for the period to the end of 2006. We have the financial capacity to fund the remaining expenditures for Atlas and Chile IV and complete the capital maintenance and share repurchase programs. We also have the capacity to pursue new opportunities to enhance our strategic position in methanol.

Short-term Outlook

Methanol market conditions continue to be favourable. Global economic growth and tight supply have led to low global inventory levels and higher pricing. The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low-cost position will ensure that Methanex continues to be the leader in the methanol industry.

July 21, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 SECOND QUARTER REPORT 6

Additional Information

Supplemental Non-GAAP Measure

EBITDA

In addition to providing measures prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), Methanex presents a supplemental non-GAAP measure, EBITDA. This measure does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similarly described measures presented by other companies. EBITDA should be considered in addition to, and not as a substitute for, net income, cash flows from operating activities and other measures of financial performance and liquidity reported in accordance with GAAP. This measure is provided to assist readers in determining the ability of Methanex to generate cash from operations. EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, the utilization of prepaid natural gas and cash flows related to interest, income taxes and unusual items.

The following table shows a reconciliation of cash flows from operating activities to EBITDA:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ thousands)	2004	2004	2003	2004	2003
Cash flows from operating activities	$103,546	$54,354	$87,197	$157,900	$191,996
Add (deduct):
Changes in non-cash working capital and the utilization of prepaid natural gas	(21,708)	26,292	(547)	4,584	6,145
Other non-cash operating expenses	(2,130)	(1,634)	(4,175)	(3,764)	(7,229)
Interest expense	4,800	7,829	9,700	12,629	17,422
Interest and other income (expense)	431	(3,990)	(4,384)	(3,559)	(8,276)
Income taxes — current	9,426	10,500	11,552	19,926	23,058

EBITDA	$94,365	$93,351	$99,343	$187,716	$223,116

Quarterly Financial Data (unaudited)

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ thousands, except per share amounts)	2004	2004	2003	2003
Revenue	$412,283	$392,953	$358,421	$340,180
Net income (loss)	52,375	46,830	(111,698)	(9,253)
Basic net income (loss) per share	0.43	0.39	(0.93)	(0.08)
Diluted net income (loss) per share	0.42	0.38	(0.93)	(0.08)

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ thousands, except per share amounts)	2003	2003	2002	2002
Revenue	$377,603	$343,342	$314,523	$304,894
Net income (loss)	48,415	73,950	(31,417)	57,468
Basic net income (loss) per share	0.38	0.59	(0.25)	0.46
Diluted net income (loss) per share	0.37	0.57	(0.25)	0.45

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 SECOND QUARTER REPORT 7

METHANEX CORPORATION
CONSOLIDATED BALANCE SHEETS
(thousands of U.S. dollars)

	JUN 30	DEC 31
	2004	2003
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$202,171	$287,863
Receivables	242,067	220,871
Inventories	111,405	126,729
Prepaid expenses	17,203	14,852

	572,846	650,315
Property, plant and equipment (note 2)	1,340,879	1,320,227
Other assets	91,754	111,258

	$2,005,479	$2,081,800

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$191,944	$178,420
Current maturities on long-term debt and other long-term liabilities	17,598	33,026

	209,542	211,446
Long-term debt (note 4)	600,800	756,185
Other long-term liabilities	68,095	67,420
Future income taxes (note 5)	241,768	261,218
Shareholders’ equity:
Capital stock (note 6)	528,404	499,258
Contributed surplus (notes 1 and 6)	4,921	7,234
Retained earnings (note 1)	351,949	279,039

	885,274	785,531

	$2,005,479	$2,081,800

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 SECOND QUARTER REPORT 8

METHANEX CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
(thousands of U.S. dollars, except number of shares and per share amounts)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUN 30	JUN 30	JUN 30	JUN 30
	2004	2003	2004	2003
Revenue (note 1)	$412,283	$377,603	$805,236	$720,945
Cost of sales and operating expenses (note 1)	317,918	278,260	617,520	497,829
Depreciation and amortization	16,565	21,564	36,629	44,638

Operating income before undernoted items	77,800	77,779	151,087	178,478
Interest expense (note 9)	(4,800)	(9,700)	(12,629)	(17,422)
Interest and other income (expense)	(431)	4,384	3,559	8,276

Income before income taxes	72,569	72,463	142,017	169,332
Income taxes:
Current	(9,426)	(11,552)	(19,926)	(23,058)
Future	(10,768)	(12,496)	(22,886)	(23,909)

	(20,194)	(24,048)	(42,812)	(46,967)

Net income	$52,375	$48,415	$99,205	$122,365

Weighted average number of common shares outstanding*	122,915,405	127,112,201	122,503,561	126,533,071
Diluted weighted average number of common shares outstanding*	124,247,101	130,776,079	123,903,147	130,448,386
Basic net income per common share	$0.43	$0.38	$0.81	$0.97
Diluted net income per common share	$0.42	$0.37	$0.80	$0.94

*	number of common shares outstanding at June 30, 2004: 122,907,392 (June 30, 2003: 119,111,817)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
(thousands of U.S. dollars)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUN 30	JUN 30	JUN 30	JUN 30
	2004	2003	2004	2003
Retained earnings, beginning of period as previously reported	$318,546	$424,630	$284,316	$386,868
Adjustment for retroactive adoption of new accounting policies (note 1):
Stock-based compensation	—	(4,454)	(7,234)	(3,444)
Asset retirement obligations	—	3,683	1,957	4,259

Retained earnings, beginning of period as restated	318,546	423,859	279,039	387,683
Net income	52,375	48,415	99,205	122,365
Excess of repurchase price over assigned value of common shares (note 6)	(11,877)	(51,523)	(11,877)	(51,523)
Dividend payments	(7,095)	(6,397)	(14,418)	(44,171)

Retained earnings, end of period	$351,949	$414,354	$351,949	$414,354

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 SECOND QUARTER REPORT 9

METHANEX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(thousands of U.S. dollars)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUN 30	JUN 30	JUN 30	JUN 30
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$52,375	$48,415	$99,205	$122,365
Add:
Depreciation and amortization	16,565	21,564	36,629	44,638
Future income taxes	10,768	12,496	22,886	23,909
Other	2,130	4,175	3,764	7,229

Cash flows from operating activities before undernoted changes	81,838	86,650	162,484	198,141
Receivables	(4,073)	(9,312)	(21,196)	(11,098)
Inventories	35,316	34,900	15,967	(32,861)
Prepaid expenses	(3,531)	(152)	(2,351)	(5,196)
Accounts payable and accrued liabilities	(6,004)	(26,134)	2,996	41,535
Utilization of prepaid natural gas	—	1,245	—	1,475

	103,546	87,197	157,900	191,996

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of limited recourse long-term debt	—	(29,000)	(182,758)	(29,000)
Release of restricted cash	—	—	14,258	—
Proceeds on issue of shares on exercise of stock options	15,568	9,669	31,811	13,427
Proceeds on issue of limited recourse long-term debt	10,627	6,043	14,887	18,011
Dividend payments	(7,095)	(6,397)	(14,418)	(44,171)
Payment for shares repurchased	(17,916)	(88,648)	(17,916)	(88,648)
Other	(13)	(4,676)	(3,926)	(5,536)

	1,171	(113,009)	(158,062)	(135,917)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of Titan Methanol Company, net of cash acquired	—	(74,130)	—	(74,130)
Plant and equipment under construction	(55,284)	(53,641)	(86,615)	(93,952)
Property, plant and equipment	(4,105)	(9,043)	(7,337)	(14,272)
Accounts payable related to capital expenditures	9,666	(1,460)	10,528	5,832
Other assets	(2,106)	(15,940)	(2,106)	(16,060)

	(51,829)	(154,214)	(85,530)	(192,582)

Increase (decrease) in cash and cash equivalents	52,888	(180,026)	(85,692)	(136,503)
Cash and cash equivalents, beginning of period	149,283	464,910	287,863	421,387

Cash and cash equivalents, end of period	$202,171	$284,884	$202,171	$284,884

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid, net of capitalized interest	$—	$—	$18,022	$17,102
Income taxes paid	$22,470	$20,268	$27,675	$21,460

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 SECOND QUARTER REPORT 10

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of United States dollars.

1.	Basis of presentation:

These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2003 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described below:

(a)	Shipping and handling costs:

Inland shipping and handling costs billed to customers were previously included in revenue. These costs have been reclassified from revenue to cost of sales and operating expenses with no impact on reported earnings. For the three and six months ended June 30, 2004, $6 million (2003 — $6 million) and $11 million (2003 — $13 million) of shipping and handling costs have been included in cost of sales and operating expenses.

(b)	Stock-based compensation:

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation. The amended standard requires recognition of an estimate of the fair value of stock-based awards in earnings. Previously, the Company provided note disclosure of pro forma net income as if a fair value method had been used for stock based awards.

The amended recommendations have been applied retroactively, with restatement of prior periods. The restatement at December 31, 2003 resulted in an increase to contributed surplus and a decrease to retained earnings of $7 million (December 31, 2002 — $3 million). The adjustments represent the total compensation expense that would have been recorded had a fair value based method been used for stock options granted on or after January 1, 2002. The restatement of the results for the three and six month periods ended June 30, 2003 resulted in an increase to cost of sales and operating expenses of $0.9 million and $1.9 million, respectively. Compensation expense related to stock options for the three and six month periods ended June 30, 2004 is $0.3 million and $1.1 million, respectively.

(c)	Asset retirement obligations:

Effective January 1, 2004, the Company adopted the new CICA recommendations for accounting for asset retirement obligations, which include site restoration costs. The new standard requires that obligations associated with the retirement of tangible long-lived assets and associated retirement costs be recognized at fair value in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related long-lived asset. The asset retirement obligation liability is increased at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement.

This standard has been applied retroactively, with restatement of prior periods. This restatement resulted in a decrease to the accrual for site restoration and an increase to retained earnings of $2 million at December 31, 2003. The restatement of the results for the three and six month periods ended June 30, 2003 resulted in a reduction to operating income and net income by $0.6 million and $1.2 million, respectively. The application of this standard resulted in charges to operating income and net income of $0.3 million and $0.6 million in the three and six month periods ended June 30, 2004, respectively.

METHANEX CORPORATION 2004 SECOND QUARTER REPORT 11

2.	Property, plant and equipment:

		Accumulated
	Cost	Depreciation	Net Book Value
At June 30, 2004
Plant and equipment	$2,121,016	$1,267,992	$853,024
Plant and equipment under construction	464,455	—	464,455
Other	50,325	26,925	23,400

	$2,635,796	$1,294,917	$1,340,879

At December 31, 2003
Plant and equipment	$2,157,513	$1,237,872	$919,641
Plant and equipment under construction	377,840	—	377,840
Other	48,827	26,081	22,746

	$2,584,180	$1,263,953	$1,320,227

3.	Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (“Atlas”). The joint venture has constructed a 1.7 million tonne per year methanol plant in Trinidad which is currently in the commissioning phase. To June 30, 2004, the joint venture had no revenue and all expenditures were capitalized.

The consolidated financial statements include the following amounts representing the Company’s proportionate interest in the Atlas joint venture:

	Jun 30, 2004	Dec 31, 2003
Consolidated Balance Sheets:
Cash and cash equivalents	$9,828	$18,429
Other current assets	3,642	2,443
Property, plant and equipment	275,190	235,718
Other assets	5,996	5,996
Current liabilities	2,743	4,486
Limited recourse long-term debt	159,012	144,125

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2004	2003	2004	2003
Consolidated Statements of Cash Flows:
Cash inflows from financing activities	$10,627	$6,043	$14,887	$18,011
Cash outflows from investing activities	(20,067)	(11,431)	(42,414)	(33,423)

The Company estimates that its remaining share of capital expenditures and cash equity contribution to complete the construction of Atlas, including capitalized interest and funding of a debt reserve fund, will be approximately $20 million. The Company expects that these expenditures will be funded from cash generated from operations and cash and cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 SECOND QUARTER REPORT 12

4.	Long-term debt:

Long-term debt includes $450 million of unsecured notes and the Company’s proportionate share of limited recourse long-term debt of the Atlas joint venture totaling $159 million. The limited recourse long-term debt of Atlas is described as limited recourse as it is secured only by the assets of the joint venture.

On March 31, 2004, the Company repaid all of the limited recourse long-term debt related to the Titan methanol facility. The total payment, including transaction costs, was $183 million. As a result of this repayment, the Company reclassified $14 million of restricted cash for a debt service reserve account from other assets to cash and cash equivalents.

5.	Future income taxes:

On acquisition of Titan Methanol Company in 2003, the Company recorded a future income tax liability based on uncertainty related to an interpretation of certain tax legislation. During 2004, the Company reviewed its accounting for the acquisition in light of recent events clarifying the tax legislation. As a result, at March 31, 2004, the Company recorded a balance sheet adjustment to reduce both future income taxes and property, plant and equipment by $42 million.

6.	Capital stock and contributed surplus:

Changes in the capital stock and contributed surplus of the Company during the period January 1, 2004 to June 30, 2004 were as follows:

	Capital Stock		Contributed Surplus
	Number of
	Common Shares	Amount ($)	Amount ($)
Balance, December 31, 2003	120,007,767	$499,258	$7,234
Cash proceeds from exercise of stock options	2,088,475	16,243	—
Stock compensation expense	—	—	713
Reclassification of fair value of stock options previously recognized in income	—	1,868	(1,868)

Balance, March 31, 2004	122,096,242	517,369	6,079
Cash proceeds from exercise of stock options	2,237,450	15,568	—
Stock compensation expense	—	—	348
Reclassification of fair value of stock options previously recognized in income	—	1,506	(1,506)
Shares repurchased	(1,426,300)	(6,039)	—

Balance, June 30, 2004	122,907,392	$528,404	$4,921

On May 13, 2004, the Company announced the approval of a normal course issuer bid under which it may repurchase up to 6,143,543 common shares of the Company representing not more than 5% of total shares issued and outstanding. During the three months ended June 30, 2004, the Company repurchased for cancellation 1.4 million common shares. The cost to acquire the shares in the amount of $17.9 million was allocated $6.0 million to capital stock and $11.9 million to retained earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 SECOND QUARTER REPORT 13

7.	Net income per share:

A reconciliation of the weighted average number of common shares is as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2004	2003	2004	2003
Denominator for basic net income per share	122,915,405	127,112,201	122,503,561	126,533,071
Effect of dilutive stock options	1,331,696	3,363,878	1,399,586	3,915,315

Denominator for diluted net income per share	124,247,101	130,776,079	123,903,147	130,448,346

8.	Stock-based compensation:

(a)	Stock options:

i)	Incentive stock options:

Common shares reserved for incentive stock options at June 30, 2004 were as follows:

	Options denominated in CAD$		Options denominated in US$
	Number of	Weighted Average	Number of	Weighted Average
	Stock Options	Exercise Price	Stock Options	exercise Price
Outstanding at December 31, 2003	4,682,775	$11.27	3,105,550	$7.51
Granted	—	—	93,300	11.56
Exercised	(1,636,625)	11.26	(306,350)	6.80
Cancelled	—	—	(15,000)	8.40

Outstanding at March 31, 2004	3,046,150	11.28	2,877,500	7.71
Exercised	(1,292,925)	10.25	(573,825)	7.56
Cancelled	—	—	(21,500)	8.58

Outstanding at June 30, 2004	1,753,225	$12.04	2,282,175	$7.74

As at June 30, 2004, 1,753,225 incentive stock options denominated in CAD$ and 892,400 incentive stock options denominated in US$ had vested and were exercisable at an average price of CAD$12.04 and US$6.49, respectively.

ii)	Performance stock options:

Common shares reserved for performance stock options at June 30, 2004 are as follows:

	Number of	Average exercise
	Stock Options	Price (CAD$)
Outstanding at December 31, 2003	875,200	$4.47
Exercised	(145,500)	4.47

Outstanding at March 31, 2004	729,700	4.47
Exercised	(370,700)	4.47

Outstanding at June 30, 2004	359,000	$4.47

The vesting of the performance stock options is tied to the market value of the Company’s common shares subsequent to the date of grant. As at June 30, 2004, 45,000 outstanding performance stock options have vested and are exercisable. The remaining 314,000 options will vest if the Company’s shares trade at or above CAD$20 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 SECOND QUARTER REPORT 14

8.	Stock-based compensation (continued):

iii)	Compensation expense related to stock options:

Compensation expense related to stock options included in cost of sales and operating expenses is $0.3 million for the three-month period ended June 30, 2004 (2003 — $0.9 million) and $1.1 million for the six-month period ended June 30, 2004 (2003 — $1.9 million). The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Risk-free interest rate	3%	5%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	35%	35%
Weighted average grant date fair value per option ($US/share)	$3.63	$2.59

(b)	Deferred and restricted share units:

Deferred and restricted share units outstanding at June 30, 2004 are as follows:

	Number of	Number of
	Deferred Share	Restricted Share
	Units	Units
Outstanding at December 31, 2003	366,389	500,640
Granted	173,930	579,700
Dividend equivalents	2,860	5,610
Redeemed	—	(26,695)

Outstanding at March 31, 2004	543,179	1,059,255
Granted	4,137	—
Dividend equivalents	2,458	4,766
Redeemed	—	(1,818)

Outstanding at June 30, 2004	549,774	1,062,203

The fair value of deferred and restricted share units at June 30, 2004 was $21.2 million compared with a carrying value of $10.0 million.

9.	Interest expense:

	Three months ended		Six months ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2004	2003	2004	2003
Interest expense before capitalized interest	$12,338	$14,232	$27,102	$25,396
Less: capitalized interest	(7,538)	(4,532)	(14,473)	(7,974)

Interest expense	$4,800	$9,700	$12,629	$17,422

10.	Retirement plans:

Total net pension expense for the defined benefit and defined contribution pension plans charged to operations during the three and six month periods ended June 30, 2004 was $1.7 million (2003 — $1.6 million) and $3.3 million (2003 — $3.2 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 SECOND QUARTER REPORT 15

METHANEX CORPORATION
QUARTERLY HISTORY (unaudited)

	YTD
	2004	Q2	Q1	2003	Q4	Q3	Q2	Q1	2002	Q4	Q3	Q2	Q1
METHANOL SALES VOLUME
(thousands of tonnes)
Company produced product	2,460	1,233	1,227	4,933	1,328	1,200	1,211	1,194	5,686	1,347	1,419	1,489	1,431
Purchased product	1,135	600	535	1,392	399	350	332	311	809	278	207	129	195
Commission sales[1]	—	—	—	254	—	—	55	199	725	197	188	183	157

	3,595	1,833	1,762	6,579	1,727	1,550	1,598	1,704	7,220	1,822	1,814	1,801	1,783

METHANOL PRODUCTION
(thousands of tonnes)
Chile	1,362	666	696	2,704	640	624	732	708	2,932	735	748	743	706
New Zealand	518	229	289	968	158	229	225	356	2,281	552	593	601	535
Canada	243	121	122	449	109	91	122	127	478	126	125	103	124
Trinidad[1]	410	220	190	577	222	202	153	—	—	—	—	—	—

	2,533	1,236	1,297	4,698	1,129	1,146	1,232	1,191	5,691	1,413	1,466	1,447	1,365

METHANOL PRICE[2]
($/tonne)	221	222	220	220	204	216	240	223	155	188	182	138	111
($/gallon)	0.66	0.67	0.66	0.66	0.61	0.65	0.72	0.67	0.47	0.57	0.55	0.42	0.33

PER SHARE INFORMATION
Net income (loss)	$0.81	0.43	0.39	0.01	(0.93)	(0.08)	0.38	0.59	0.18	(0.25)	0.46	0.12	(0.14)

1	Effective May 1, 2003 we acquired the remaining interest in the 850,000 tonne per year Titan methanol facility (“Titan”). Prior to May 1, 2003 we had a 10% interest in Titan and marketed its entire production on a commission basis.

2	Produced and purchased product.

QUARTERLY HISTORY	METHANEX CORPORATION 2004 SECOND QUARTER REPORT 16